UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-135092-02
ALLIED WASTE NORTH AMERICA, INC.

(Exact name of registrant as specified in its charter)
18500 North Allied Way, Phoenix, Arizona 85054 Telephone: (480) 627-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
All securities listed on Exhibit A hereto.

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: As listed on Exhibit A hereto.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Allied Waste North America, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 19, 2008	ALLIED WASTE NORTH AMERICA, INC.
	By:	/s/ Tod C. Holmes
		Name:	Tod C. Holmes
		Title:	Vice President and Chief Financial Officer

Exhibit A

Approximate No. of
Class of Security	Holders of Each Class

6 1/2% Senior Notes due 2010	59

5 3/4% Senior Notes due 2011	61

6 3/8% Senior Notes due 2011	66

7 7/8% Senior Notes due 2013	71

6 1/8% Senior Notes due 2014	47

7 3/8% Senior Notes due 2014	54

7 1/4% Senior Notes due 2015	49

7 1/8% Senior Notes due 2016	43

6 7/8% Senior Notes due 2017	38